Filed pursuant to Rule 433

August 10, 2006

Relating to

Preliminary Remarketing Prospectus Supplement dated August 10, 2006 to

Prospectus dated October 3, 2003

Registration Statement Nos. 333-107747 and 333-110044

Final Term Sheet

$344,975,000

The PMI Group, Inc.

5.568% Senior Notes due November 15, 2008

Issuer:	The PMI Group, Inc.
Remarketed Amount:	$344,975,000
Maturity Date:	November 15, 2008
First Interest Payment Date after the Remarketing:	November 15, 2006
Interest Payment Dates:	February 15, May 15, August 15 and November 15 of each year
Interest Rate:	5.568%
Trade Date:	August 10, 2006
Settlement Date:	August 15, 2006	Trade date + 3 days
Remarketing Price:	99.76%
Treasury Portfolio Purchase Price:	$343,287,975.10
Remarketing Fee:	$858,220
Ranking:	Senior unsecured obligations
Net Proceeds to participating Noteholders:	99.5112% per Senior Note
Aggregate principal amount of Senior Notes purchased by the Issuer:	$300,000,000
Actual Quarterly Payment on the Senior Notes per $25 Principal Amount (“Actual Payment”):	$0.348
Difference between Actual Payments and Projected Payment of $0.34:	$0.008
Format:	SEC Registered
Denomination:	$25 principal amount and integral multiples thereof

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any remarketing agent or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling or e-mailing Banc of America Securities LLC at (800) 294-1322 or dg.prospectus_distribution@bofasecurities.com.

Preliminary Remarketing Prospectus Supplement dated August 10, 2006 and Prospectus dated October 3, 2003